

April 22, 2021

Brian S. Davis
Chief Financial Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

> **Re: Home Bancshares, Inc.**
> **Form 10-K Form for the Fiscal Year Ended December 31, 2020**
> **Filed on February 26, 2021**
> **Form 8-K filed January 21, 2021**
> **File No. 000-51904**

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed February 26, 2021

Managements discussion and analysis of financial condition and results of operations
Non-GAAP Financial Measurements, page 87

1. We note you present Non-GAAP Financial Measurements in your periodic filings and your Form 8-K earnings release. For example, In your 2020 10-K, you exclude from Table 24 Earnings, as adjusted, and other ancillary Non-GAAP presentations that follow on pages 88 through 90, $102.1 million for provision for credit losses on loans due to the impacts of COVID-19. You also exclude $17.0 million in unfunded commitments expense which you state was due to an increase in the expected funding percentages for the Company's unfunded commitments as well as an increase in the unemployment rate projections from January 1, 2020 to December 31, 2020, due to COVID-19. It appears these performance measures, which exclude a portion of the provision for credit losses in addition to the unfunded commitments expense, substitute individually tailored

recognition and measurement methods for those of GAAP and could violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing these performance measures, or any other similar non-GAAP performance measures that exclude all or a portion of the provision for credit losses and any unfunded commitments expense using individually tailored recognition and measurement methods in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or John Nolan, Senior Advisor, at (202) 551-3492 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance